                                                                                                                        Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2021 SECOND QUARTER RESULTS

Gurugram, India and New York, October 27, 2020 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited interim financial and operating results for its fiscal second quarter ended September 30, 2020.

Our results for the 2Q21 have continued to be significantly and negatively impacted by the COVID-19 pandemic and the resulting economic conditions.  However, since nationwide government-imposed lockdown orders had been slowly lifted in late May, we had seen a gradual recovery in travel demand, with sequential month on month improvements across all our lines of business. As the domestic travel industry and our business gradually continues on the path of recovery, our focus remains on balancing cost controls and investments to aid in business recovery and continue on minimizing operating losses.

Revenue for all our reportable segments were significantly impacted in 2Q21 by India’s nationwide lockdown which began on March 25, 2020 and continued throughout 1Q21 with only some domestic travel and government approved international travel operations commencing since late May 2020. We generated revenue of $21.1 million in 2Q21 versus revenue of $6.4 million in 1Q21, or 18.9% of the revenue generated in 2Q20, in constant currency(1).

Results from Operating Activities was a loss of $26.1 million in 2Q21 versus a loss of $31.9 million in 2Q20, reflecting an improvement of $5.8 million YoY. Adjusted Operating Loss(2) was $12.9 million in 2Q21 versus a loss of $19.3 million in 2Q20, reflecting an improvement of $6.4 million YoY. Our Adjusted Operating Loss(2) was also lower by $8.4 million versus 1Q21.

“MakeMyTrip has begun its journey of business recovery after India’s nationwide lockdown orders began to be lifted since May’20.” said Deep Kalra, Group Executive Chairman. “We are well poised operationally and financially, with ongoing product and technology innovations to offer superior customer experience as we recover from the severe travel demand disruption caused by COVID-19 in the coming quarters.”

Fiscal 2021 Second quarter Financial Results

Revenue. We generated revenue of $21.1 million in the quarter ended September 30, 2020, a decrease of 82.2% (81.1% in constant currency) over revenue of $118.0 million in the quarter ended September 30, 2019, primarily as a result of a decrease of 76.4% (74.9% in constant currency) in our Revenue – air ticketing, a decrease of 90.6% (90.1% in constant currency) in our Revenue – hotels and packages, a decrease of 81.4% (80.3% in constant currency) in our Revenue – bus ticketing, and a decrease of 71.3% (69.6% in constant currency) in our Revenue – others, each as further described below. The decrease in Revenue was primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	45,992	10,873	46,763	4,388	14,257	2,652	10,945		3,139
Add: Customer inducement costs recorded as a reduction of revenue	20,087	1,051	68,241	1,549	3,795	146	529		—
Less: Service cost*	127	6	27,934	397	1,405	296	65	*	9	*
Adjusted Margin(3)	65,952	11,918	87,070	5,540	16,647	2,502	11,409		3,130

*	Certain loyalty program costs amounting to $0.002 million have been excluded from service cost (three months ended September 30, 2019: $1.2 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business decreased by 76.4% (74.9% in constant currency) to $10.9 million in the quarter ended September 30, 2020 from $46.0 million in the quarter ended September 30, 2019. Adjusted Margin from our air ticketing business decreased by 81.9% (80.8% in constant currency) to $11.9 million in the quarter ended September 30, 2020, from $66.0 million in the quarter ended September 30, 2019. Adjusted Margin – air ticketing includes customer inducement costs of $1.1 million in the quarter ended September 30, 2020 and $20.1 million in the quarter ended September 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Adjusted Margin- air ticketing was due to a decrease in gross bookings of 83.7% (82.7% in constant currency) primarily driven by 79.0% decrease in the number of air ticketing flight segments year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings and previously labeled adjusted net revenue margin) was 8.0% in the quarter ended September 30, 2020 compared to 7.2% in the quarter ended September 30, 2019 and 7.4% in the quarter ended June 30, 2020. The increase in Adjusted Margin % was due to incremental incentives from our suppliers in the quarter ended September 30, 2020.

Hotels and Packages. Revenue from our hotels and packages business decreased by 90.6% (90.1% in constant currency) to $4.4 million in the quarter ended September 30, 2020, from $46.8 million in the quarter ended September 30, 2019. Our Adjusted Margin– hotels and packages decreased by 93.6% (93.0% in constant currency) to $5.5 million in the quarter ended September 30, 2020 from $87.1 million in the quarter ended September 30, 2019. Adjusted Margin - hotels and packages includes customer inducement costs of $1.6 million in the quarter ended September 30, 2020 and $68.2 million in the quarter ended September 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 91.5% (90.9% in constant currency) primarily driven by 88.6% decrease in the number of hotel-room nights year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our Adjusted Margin % in the quarter ended September 30, 2020 was 16.9% as compared to 22.7% in the quarter ended September 30, 2019 and 21.3% in the quarter ended June 30, 2020. The decrease was primarily due to margin reductions for certain categories of hotels to support the service providers during the COVID-19 pandemic and an increase in mix of high end room nights wherein the margins are lower.

Bus Ticketing. Revenue from our bus ticketing business decreased by 81.4% (80.3% in constant currency) to $2.7 million in the quarter ended September 30, 2020, from $14.3 million in the quarter ended September 30, 2019. Adjusted Margin from our bus ticketing business decreased by 85.0% (84.4% in constant currency) to $2.5 million in the quarter ended September 30, 2020 from $16.6 million in the quarter ended September 30, 2019. Adjusted Margin – bus ticketing includes customer inducement costs of $0.1 million in the quarter ended September 30, 2020 and $3.8 million in the quarter ended September 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 84.0% (83.0% in constant currency) driven by 83.2% decrease in the number of bus tickets travelled year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our Adjusted Margin % was 8.1% in the quarter ended September 30, 2020, compared to 8.7% in the quarter ended September 30, 2019 and 8.6% in the quarter ended June 30, 2020.

Other Revenue. Other revenue decreased by 71.3% (69.6% in constant currency) to $3.1 million in the quarter ended September 30, 2020, from $10.9 million in the quarter ended September 30, 2019. Our Adjusted Margin – others have decreased to $3.1 million in the quarter ended September 30, 2020 from $11.4 million in the quarter ended September 30, 2019. This was primarily due to lower insurance income, advertisement income and other ancillary revenues due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions and partially offset by higher brand alliance income in the quarter ended September 30, 2020. Adjusted Margin – others include customer inducement costs of nil in the quarter ended September 30, 2020 and $0.5 million in the quarter ended September 30, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Other Income. Other income increased to $0.4 million in the quarter ended September 30, 2020 from $0.2 million in the quarter ended September 30, 2019.

Personnel Expenses. Personnel expenses decreased by 22.1% to $25.4 million in the quarter ended September 30, 2020 from $32.6 million in the quarter ended September 30, 2019 due to cost saving measures (including salary reductions) that we have implemented in response to market conditions beginning in April 2020 and right sizing our headcount largely in our packages business in 1Q21. Based on signs of recovery in our businesses, the majority of the salary reductions that we implemented in April were restored in a phased manner to pre-COVID levels during the quarter ended September 30, 2020. Excluding employee share-based compensation costs for the second quarter of both fiscal years 2021 and 2020, personnel expenses decreased by 33.7%.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 94.3% to $2.3 million in the quarter ended September 30, 2020 from $40.1 million in the quarter ended September 30, 2019. The decrease in marketing and sales promotion expenses was due to the significant curtailment of these variable costs and cancellation of all discretionary marketing and sales promotion spends such as events and brand building due to the impact of the COVID-19 pandemic. Our marketing expenses primarily include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $2.7 million in the quarter ended September 30, 2020 and $93.9 million in the quarter ended September 30, 2019. The details are as follows:

	For the three months ended September 30		For the six months ended September 30
	2019	2020	2019	2020
	(Amounts in USD thousands)		(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	40,054	2,294	94,580	3,178
Customer inducement costs recorded as a reduction of revenue	92,652	2,746	197,979	3,400
Certain loyalty program costs related to Others revenue	1,221	2	2,208	80

Other Operating Expenses. Other operating expenses decreased by 72.9% to $10.3 million in the quarter ended September 30, 2020 from $38.1 million in the quarter ended September 30, 2019, primarily due to a decrease in payment gateway charges and outsourcing fees as a result of less bookings due to lower travel demand and nation-wide lockdown implement in India due to the COVID-19 pandemic. We have also significantly ramped down our outsourced teams at our call centres and various other general and administrative expenses in response to market conditions, which led to a further decrease in our operating expenses in the quarter ended September 30, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses were $8.9 million in the quarter ended September 30, 2020 in comparison to $8.6 million in the quarter ended September 30, 2019.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $26.1 million in the quarter ended September 30, 2020 as compared to a loss of $31.9 million in the quarter ended September 30, 2019. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for the second quarter of both fiscal years 2021 and 2020 and merger and acquisitions related expenses in the second quarter of fiscal year 2020, we would have recorded an Adjusted Operating Loss of $12.9 million in the quarter ended September 30, 2020 as compared with Adjusted Operating Loss of $19.3 million in the quarter ended September 30, 2019. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance (Income) Cost. Our net finance income was $4.8 million in the quarter ended September 30, 2020 as compared to net finance cost of $4.7 million in the quarter ended September 30, 2019, primarily due to the interest received on income tax refund and net foreign exchange gain in quarter ended September 30, 2020 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar as at September 30, 2020 as compared to June 30, 2020.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2020 was $21.2 million as compared to a loss of $36.8 million in the quarter ended September 30, 2019. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees, net change in value of financial liability in business combination, and income tax expense (benefit) for the second quarter of both fiscal years 2021 and 2020, and merger and acquisitions related expenses in the second quarter of fiscal year 2020, we would have recorded an Adjusted Net Loss of $7.8 million in the quarter ended September 30, 2020, as compared to Adjusted Net Loss of $23.6 million in the quarter ended September 30, 2019. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Loss for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.20 for the quarter ended September 30, 2020 as compared to diluted loss per share of $0.35 in the quarter ended September 30, 2019. After adjusting for the effects of employee share-based compensation costs, amortization of acquisition related intangibles, share of loss (profit) of equity-accounted investees, net change in value of financial liability in business combination, and income tax expense (benefit) for the second quarter of both fiscal years 2021 and 2020, and merger and acquisitions related expenses in the second quarter of fiscal year 2020, Adjusted Diluted Loss per share would have been $0.07 in the quarter ended September 30, 2020 as compared to Adjusted Diluted Loss per share of $0.22 in the quarter ended September 30, 2019. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at September 30, 2020, the balance of cash and cash equivalents and term deposits on our balance sheet was $197.7 million. In addition, we have secured credit and guarantee facilities of approximately $100 million, which includes a $70 million facility from an affiliate of our largest shareholder and the balance from a commercial bank in India. As of September 30, 2020, the facilities remained undrawn.

Notes:

(1)    Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)	Reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.
(3)

Adjusted Margin, our segment profitability measure, represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2021 second quarter. As of September 30, 2020, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended September 30, 2020 beginning at 7:30 AM EDT on October 27, 2020. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 6587329. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 6587329. A one-month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal year 2019 and 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted Margin is a more accurate representation reflecting the margins in the business. Similarly, in fiscal year 2019 and 2020, we referred to Adjusted Margin % as “Adjusted Revenue Margin”. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and goodwill, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, impairment in respect of equity-accounted investees, gain on disposal of an equity-accounted investee, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate",

"expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated August 17, 2020, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2020	As at September 30, 2020
Assets
Property, plant and equipment	35,997	25,196
Intangible assets and goodwill	721,990	725,485
Trade and other receivables, net	2,658	1,671
Investment in equity-accounted investees	5,363	5,351
Other investments	3,683	3,942
Term deposits	207	169
Non-current tax assets	34,160	22,859
Other non-current assets	131	231
Total non-current assets	804,189	784,904
Inventories	36	43
Current tax assets	4,447	1,220
Trade and other receivables, net	53,407	22,628
Term deposits	37,823	29,505
Other current assets	53,428	36,294
Cash and cash equivalents	129,881	168,072
Total current assets	279,022	257,762
Total assets	1,083,211	1,042,666
Equity
Share capital	52	52
Share premium	1,985,555	1,997,735
Reserves	(1,345)	(1,086)
Accumulated deficit	(1,147,597)	(1,202,455)
Share based payment reserve	135,738	145,711
Foreign currency translation reserve	(114,166)	(103,559)
Total equity attributable to equity holders of the Company	858,237	836,398
Non-controlling interests	4,055	3,719
Total equity	862,292	840,117
Liabilities
Loans and borrowings#	21,613	14,969
Employee benefits	6,335	6,102
Contract liabilities	1,548	1,034
Deferred tax liabilities, net	1,777	1,530
Other non-current liabilities	9,775	10,300
Total non-current liabilities	41,048	33,935
Loans and borrowings#	3,971	2,976
Trade and other payables	70,747	46,501
Contract liabilities	33,364	44,317
Other current liabilities	40,989	44,020
Provisions	30,800	30,800
Total current liabilities	179,871	168,614
Total liabilities	220,919	202,549
Total equity and liabilities	1,083,211	1,042,666

#	Loan and borrowings includes lease liabilities amounting to $17.1 million as at September 30, 2020 (as at March 31, 2020: $24.6 million) on account of adoption of IFRS 16 Leases from April 1, 2019.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended September 30		For the six months ended September 30
	2019	2020	2019	2020
Revenue
Air ticketing	45,992	10,873	90,605	14,629
Hotels and packages	46,763	4,388	115,287	5,509
Bus ticketing	14,257	2,652	32,578	2,990
Other revenue	10,945	3,139	21,224	4,285
Total revenue	117,957	21,052	259,694	27,413
Other income	152	416	187	1,776
Service cost
Procurement cost of hotels and packages services	27,934	397	74,057	634
Other cost of providing services	2,818	313	6,247	410
Personnel expenses	32,564	25,356	63,721	50,336
Marketing and sales promotion expenses	40,054	2,294	94,580	3,178
Other operating expenses	38,072	10,308	79,335	17,935
Depreciation and amortization	8,547	8,870	16,719	17,353
Result from operating activities	(31,880)	(26,070)	(74,778)	(60,657)
Finance income	827	5,850	2,162	6,700
Finance costs	5,493	1,012	6,619	1,997
Net finance income (costs)	(4,666)	4,838	(4,457)	4,703
Share of profit (loss) of equity-accounted investees	(51)	(77)	14	(59)
Loss before tax	(36,597)	(21,309)	(79,221)	(56,013)
Income tax benefit (expense)	(206)	132	(174)	266
Loss for the period	(36,803)	(21,177)	(79,395)	(55,747)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	(119)	578	(119)	500
Equity instruments at FVOCI - net change in fair value	330	32	411	259
	211	610	292	759
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(22,840)	14,934	(15,705)	10,600
Other comprehensive income (loss) for the period, net of tax	(22,629)	15,544	(15,413)	11,359
Total comprehensive loss for the period	(59,432)	(5,633)	(94,808)	(44,388)
Profit (Loss) attributable to:
Owners of the Company	(36,934)	(21,049)	(79,556)	(55,418)
Non-controlling interests	131	(128)	161	(329)
Profit (Loss) for the period	(36,803)	(21,177)	(79,395)	(55,747)
Total comprehensive Income (loss) attributable to:
Owners of the Company	(59,474)	(5,514)	(94,927)	(44,052)
Non-controlling interests	42	(119)	119	(336)
Total comprehensive Income (loss) for the period	(59,432)	(5,633)	(94,808)	(44,388)
Loss per share (in USD)
Basic	(0.35)	(0.20)	(0.76)	(0.52)
Diluted	(0.35)	(0.20)	(0.76)	(0.52)
Weighted average number of shares (including Class B Shares)
Basic	105,120,107	106,706,846	104,861,074	106,394,766
Diluted	105,120,107	106,706,846	104,861,074	106,394,766

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	(1,345)	(1,147,597)	135,738	(114,166)	858,237	4,055	862,292
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	(55,418)	—	—	(55,418)	(329)	(55,747)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	10,607	10,607	(7)	10,600
Equity instruments at FVOCI - net change in fair value	—	—	259	—	—	—	259	—	259
Remeasurement of defined benefit liability	—	—	—	500	—	—	500	—	500
Total other comprehensive income (loss)	—	—	259	500	—	10,607	11,366	(7)	11,359
Total comprehensive income (loss) for the period	—	—	259	(54,918)	—	10,607	(44,052)	(336)	(44,388)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	22,213	—	22,213	—	22,213
Issue of ordinary shares on exercise of share based awards	—	12,180	—	—	(12,180)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	60	(60)	—	—	—	—
Total contributions by owners	—	12,180	—	60	9,973	—	22,213	—	22,213
Balance as at September 30, 2020	52	1,997,735	(1,086)	(1,202,455)	145,711	(103,559)	836,398	3,719	840,117

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the six months ended September 30
	2019	2020
Loss for the period	(79,395)	(55,747)
Adjustments for non-cash items	39,219	31,049
Change in working capital	2,798	57,111
Net cash generated from (used in) operating activities	(37,378)	32,413
Net cash generated from (used in) investing activities	38,881	8,565
Net cash generated from (used in) financing activities	(7,121)	(2,456)
Increase (decrease) in cash and cash equivalents	(5,618)	38,522
Cash and cash equivalents at beginning of the period	177,990	129,881
Effect of exchange rate fluctuations on cash held	(985)	(331)
Cash and cash equivalents at end of the period	171,387	168,072

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Consolidated Revenue	45,992	10,873	46,763	4,388	14,257	2,652	10,945	3,139	117,957	21,052
Add: Customer inducement costs recorded as a reduction of revenue*	20,087	1,051	68,241	1,549	3,795	146	529	—	92,652	2,746
Less: Service cost**	127	6	27,934	397	1,405	296	65	9	29,531	708
Adjusted Margin	65,952	11,918	87,070	5,540	16,647	2,502	11,409	3,130	181,078	23,090
Other income									152	416
Personnel expenses									(32,564)	(25,356)
Marketing and sales promotion expenses									(40,054)	(2,294)
Customer inducement costs recorded as a reduction of revenue*									(92,652)	(2,746)
Certain loyalty program costs related to "All other segments"**									(1,221)	(2)
Other operating expenses									(38,072)	(10,308)
Depreciation and amortization									(8,547)	(8,870)
Finance income									827	5,850
Finance costs									(5,493)	(1,012)
Share of profit (loss) of equity- accounted investees									(51)	(77)
Loss before tax									(36,597)	(21,309)

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Consolidated Revenue	90,605	14,629	115,287	5,509	32,578	2,990	21,224	4,285	259,694	27,413
Add: Customer inducement costs recorded as a reduction of revenue*	40,668	1,360	147,215	1,881	9,054	158	1,042	1	197,979	3,400
Less: Service cost**	288	6	74,057	634	3,634	314	117	10	78,096	964
Adjusted Margin	130,985	15,983	188,445	6,756	37,998	2,834	22,149	4,276	379,577	29,849
Other income									187	1,776
Personnel expenses									(63,721)	(50,336)
Marketing and sales promotion expenses									(94,580)	(3,178)
Customer inducement costs recorded as a reduction of revenue*									(197,979)	(3,400)
Certain loyalty program costs related to "All other segments"**									(2,208)	(80)
Other operating expenses									(79,335)	(17,935)
Depreciation and amortization									(16,719)	(17,353)
Finance income									2,162	6,700
Finance costs									(6,619)	(1,997)
Share of profit (loss) of equity- accounted investees									14	(59)
Loss before tax									(79,221)	(56,013)

*

For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customer’s incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue and adding back service cost.

**

Certain loyalty program costs are excluded from service cost amounting to USD 2 and USD 80, for the three months and six months ended September 30, 2020, respectively, (USD 1,221 and USD 2,208, for three months and six months ended September 30, 2019, respectively) for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	45,992	10,873	46,763	4,388	14,257	2,652	10,945		3,139
Add: Customer inducement costs recorded as a reduction of revenue	20,087	1,051	68,241	1,549	3,795	146	529		—
Less: Service cost*	127	6	27,934	397	1,405	296	65	*	9	*
Adjusted Margin(3)	65,952	11,918	87,070	5,540	16,647	2,502	11,409		3,130

*

Certain loyalty program costs amounting to $0.002 million have been excluded from service cost for the three months ended September 30, 2020 (three months ended September 30, 2019: $1.2 million) relating to “Others”.

	For the six months ended September 30
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	90,605	14,629	115,287	5,509	32,578	2,990	21,224		4,285
Add: Customer inducement costs recorded as a reduction of revenue	40,668	1,360	147,215	1,881	9,054	158	1,042		1
Less: Service cost*	288	6	74,057	634	3,634	314	117	*	10	*
Adjusted Margin(3)	130,985	15,983	188,445	6,756	37,998	2,834	22,149		4,276

*

Certain loyalty program costs amounting to $0.1 million have been excluded from service cost for the six months ended September 30, 2020 (six months ended September 30, 2019: $2.2 million) relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2019	2020	2019	2020
Results from operating activities as per IFRS	(31,880)	(26,070)	(74,778)	(60,657)
Add: Employee share-based compensation costs	8,808	9,616	17,910	19,403
Add: Acquisition related intangibles amortization	3,689	3,529	7,416	7,001
Add: Merger and acquisitions related expenses	46	—	936	—
Adjusted Operating Profit (Loss)	(19,337)	(12,925)	(48,516)	(34,253)

Reconciliation of Adjusted Net Loss	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2019	2020	2019	2020
Profit (Loss) for the period as per IFRS	(36,803)	(21,177)	(79,395)	(55,747)
Add: Employee share-based compensation costs	8,808	9,616	17,910	19,403
Add: Acquisition related intangibles amortization	3,689	3,529	7,416	7,001
Add: Merger and acquisitions related expenses	46	—	936	—
Add (Less): Share of (profit) loss of equity-accounted investees	51	77	(14)	59
Add: Net change in value of financial liability in business combination	392	244	655	606
Add (Less): Income tax (benefit) expense	206	(132)	174	(266)
Adjusted Net Loss	(23,611)	(7,843)	(52,318)	(28,944)
Adjusted Earnings (Loss) per share
Diluted	(0.22)	(0.07)	(0.50)	(0.27)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended September 30		For the six months ended September 30
(Unaudited)	2019	2020	2019	2020
Diluted Earnings (Loss) per share for the period as per IFRS	(0.35)	(0.20)	(0.76)	(0.52)
Add: Employee share-based compensation costs	0.09	0.09	0.17	0.18
Add: Acquisition related intangibles amortization	0.04	0.04	0.07	0.06
Add: Merger and acquisitions related expenses	*	—	0.01	—
Add (Less): Share of (profit) loss of equity-accounted investees	*	*	*	*
Add: Net change in value of financial liability in business combination	*	*	0.01	0.01
Add (Less): Income tax (benefit) expense	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	(0.22)	(0.07)	(0.50)	(0.27)

*	Less than $0.01.

(Unaudited)	For the three months ended September 30, 2020
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-76.4%	-90.6%	-81.4%	-71.3%	-82.2%	-81.9%	-93.6%	-85.0%	-72.6%
Impact of Foreign Currency Translation	1.5%	0.5%	1.1%	1.7%	1.1%	1.1%	0.6%	0.6%	1.7%
Constant Currency Growth	-74.9%	-90.1%	-80.3%	-69.6%	-81.1%	-80.8%	-93.0%	-84.4%	-70.9%

(Unaudited)	For the six months ended September 30, 2020
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-83.9%	-95.2%	-90.8%	-79.8%	-89.4%	-87.8%	-96.4%	-92.5%	-80.7%
Impact of Foreign Currency Translation	1.2%	0.3%	0.6%	1.4%	0.7%	0.9%	0.3%	0.4%	1.4%
Constant Currency Growth	-82.7%	-94.9%	-90.2%	-78.4%	-88.7%	-86.9%	-96.1%	-92.1%	-79.3%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended September 30		For the six months ended September 30
	2019	2020	2019	2020
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	11,161	2,346	21,770	3,223
Hotels and Packages – Room nights(2)	7,510	855	15,068	988
Standalone Hotels – Online(3) – Room nights(2)	7,385	854	14,765	987
Bus Ticketing – Travelled tickets	17,682	2,972	38,662	3,401

Adjusted Margin
Air Ticketing	$65,952	$11,918	$130,985	$15,983
Hotels and Packages	87,070	5,540	188,445	6,756
Bus Ticketing	16,647	2,502	37,998	2,834
Others	11,409	3,130	22,149	4,276

Gross Bookings
Air Ticketing	$916,947	$149,339	$1,902,568	$204,253
Hotels and Packages	383,717	32,801	838,302	38,507
Bus Ticketing	192,254	30,818	445,641	34,676
	1,492,918	212,958	3,186,511	277,436

Adjusted Margin %
Air Ticketing	7.2%	8.0%	6.9%	7.8%
Hotels and Packages	22.7%	16.9%	22.5%	17.5%
Bus Ticketing	8.7%	8.1%	8.5%	8.2%

Notes:

(1)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.
(2)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(3)	“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.